ACME ELECTRIC CORPORATION
NEWS RELEASE
RESPONSE TO RECENT STOCK ACTIVITY



FOR IMMEDIATE RELEASE


            ACME ELECTRIC RESPONDS TO RECENT STOCK ACTIVITY


     EAST AURORA, N.Y., April 23, 1996 -- Acme Electric Corporation (NYSE: ACE) reported that the New York Stock Exchange had contacted the Company regarding recent trading activity in its stock. Daniel K. Corwin, Senior Vice President and Chief Financial Officer stated that, "The Company is not aware of any developments that would explain such trading activity. The Company will release quarterly earnings later today."

                                # # # #